As filed with the Securities and Exchange Commission on February 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TURBOCHEF TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

900006 20 6

(CUSIP Number)

William A. Shutzer
520 East 86th Street
Apt 7A
New York, New York 10028
(212) 857-3143

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      October 15, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900006 20 6	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William A. Shutzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,816,815(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,816,815 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,816,815 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 68,331 shares subject to currently exercisable options, a total of 1,744,984 shares received in pro rata distributions of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners, and 3,500 shares issued upon vesting of restricted stock units awarded as director compensation.

(2) Based on 29,240,175 shares of common stock outstanding at September 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and giving effect to the exercise of currently-exercisable options.

CUSIP No. 900006 20 6	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of TurboChef Technologies, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328.

Item 2. Identity and Background.

(a)-(c) and (f) This Statement is being filed by the following reporting person (the “Reporting Person”):

William A. Shutzer, an individual citizen of the United States

520 East 86th Street

Apt 7A

New York, NY  10028

The Reporting Person’s present principal occupation is senior managing director of Evercore Partners, a financial advisory and private equity firm, and serves as a director of the Issuer.

(d) and (e) The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received shares of Common Stock in separate distributions by OvenWorks, LLLP (“OvenWorks”) of shares of Common Stock to its limited partners. The source of funds used by OvenWorks to acquire its shares of Common Stock was capital contributions from the funds of the limited partners of OvenWorks, and none of the funds were borrowed by OvenWorks. The distributions by OvenWorks were effected for no consideration. The Reporting Person acquired his limited partnership interest in OvenWorks using personal funds.  The Reporting Person also received shares of Common Stock upon the vesting of restricted stock units awarded by the Company to the Reporting Person for services as a director and no other consideration.

Item 4. Purpose of Transaction.

The Common Stock distributed by OvenWorks to its limited partners, including the Reporting Person, was acquired by OvenWorks pursuant to a Stock Purchase Agreement, dated October 28, 2003, with the Issuer. Pursuant to the Stock Purchase Agreement, OvenWorks acquired shares of Series D Preferred Stock of the Issuer, which were subsequently converted into shares of Common Stock. OvenWorks has made three separate distributions of Common Stock to its limited partners. The Reporting Person is not aware of any plan or proposal of OvenWorks that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 900006 20 6	Page 4 of 5 Pages

The Reporting Person, in his capacity as a director, is and will continue to be involved in the management of the Issuer. Other than in these capacities, the Reporting Person does not have any plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for the Reporting Person.

The Reporting Person beneficially owns 1,816,815 shares of Common Stock, which number includes: (i) 68,331 shares of Common Stock subject to currently exercisable options; (ii) 605,304 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005; (iii) 606,213 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on January 23, 2007; (iv) 533,467 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on October 15, 2007; and (v) 3,500 shares of Common Stock issued to the Reporting Person upon the vesting of restricted stock units on October 29, 2007. The Reporting Persons has the sole power to vote and dispose of the 1,816,815 shares of Common Stock that he beneficially owns.

(c) On October 15, 2007, OvenWorks effected a distribution of 3,169,390 shares of Common Stock to its limited partners, including the Reporting Person. The distribution was made pro rata to OvenWorks’ limited partners, and was made for no consideration.  On October 29, 2007 the Company issued 3,500 shares of Common Stock to the Reporting Person upon the vesting of restricted stock units awarded to the Reporting Person on October 29, 2006 for services as a director and no other consideration.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person, as a limited partner of OvenWorks, is party to an Amended and Restated Agreement, dated January 2005 (the “Partnership Agreement”), among limited partners of OvenWorks and Oven Management, Inc., as the sole general partner of OvenWorks (“Oven Management”). As the general partner of OvenWorks, Oven Management has the sole power to vote and dispose of all shares of the Common Stock held by OvenWorks. Richard E. Perlman, the Chairman of the Board of Directors of the Issuer, is the sole shareholder of Oven Management, and serves as its President and Sole Director. Mr. Perlman controls Oven Management through his beneficial ownership of all of Oven Management’s outstanding capital stock.

Under the Partnership Agreement, as a limited partner of OvenWorks, Mr. Shutzer has no right to participate in the decisions concerning the voting, disposition or conversion of any shares of Common Stock held by OvenWorks, and he accordingly disclaims beneficial ownership of the shares of Common Stock held by OvenWorks.

CUSIP No. 900006 20 6	Page 5 of 5 Pages

Except as described in the Statement, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2008

/s/ William A. Shutzer
William A. Shutzer